FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For March 2008

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

News Release dated March 12, 2008

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  March 12, 2008

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2007 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 12, 2008 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced 2007 net loss of $3.3 million, or $0.10 per basic share, compared to 2006 net loss of $9.5 million, or $0.27 per basic share.

Revenue increased to $7.6 million in 2007 from $5.9 million in 2006. Gross margin increased to 2.2% in 2007 from 1.7% in 2006.

Although ginseng prices increased in 2007, our average selling price still remains at a low level due to the persistent high volume sales of lesser quality roots, we realized an average selling price of $8 per pound in 2007 compared to $6 per pound in 2006.

“We feel that the demand for ginseng products remains strong, we committed more than 85% of our 2007 harvest by December 31,  2007,” said Derek Zen, Chairman of the Company,  “We see prices have stabilized in 2007 although the strong Canadian dollar continued to be our challenge,”

“We will continue our focus on maximizing yield and quality while minimizing farm costs and operating expenses in 2008,” Mr.  Zen continued. “We believe that the production of high-quality root at a minimal cost will still be the road to success. “

2007 Fourth Quarter

During the quarter ended December 31, 2007, revenue was $0.2 million, down from $0.3 million in the same quarter last year. Gross loss was 0.9% in the 2007 fourth quarter compared to a gross margin of 13.7% in the 2006 period. Net loss in the 2007 fourth quarter was $1.8 million, or $0.06 per basic share, compared to $6.7 million, or $0.19 per basic share, in the same period last year. The decrease in net loss in 2007 was a result of the higher write-downs on inventory and crop costs in 2006 and the provision against future income tax assets recorded in 2006.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Executive Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com